

News Release

B2Gold Reports Strong Q4 2021 Total Gold Production of 304,897 Oz,
Record Annual Total Gold Production of 1,047,414 Oz and
2022 Total Gold Production Guidance of 990,000 - 1,050,000 Oz

Vancouver, BC, January 19, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its total gold production and consolidated gold revenues for the fourth quarter and full-year 2021, in addition to its production and budget guidance for 2022. All dollar figures are in United States dollars unless otherwise indicated.

2021 Gold Production and Revenue Highlights

- Fourth quarter total gold production of 304,897 ounces (including 16,048 ounces of attributable production from Calibre Mining Corp. ("Calibre")) and consolidated gold production of 288,849 ounces from the Company's three operating mines
- Fourth quarter consolidated gold revenues of $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce
- Record quarterly gold production achieved by the Otjikoto Mine of 78,681 ounces in the fourth quarter
- Record annual total gold production of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre), marking the thirteenth consecutive year of record annual total gold production
- Consolidated 2021 gold production from the Company's three operating mines of 987,595 ounces, near the top end of its revised guidance range (of between 965,000 – 995,000 ounces) and exceeding the upper end of its original guidance range (of between 920,000 – 970,000 ounces)
- Annual consolidated gold revenues of $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce
- Record annual gold production achieved by both the Masbate Mine of 222,227 ounces and Otjikoto Mine of 197,573 ounces
- The Company's expects total consolidated cash operating costs *(see "Non-IFRS Measures")* to be within its guidance range of between $500 and $540 per ounce and total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* to be at the upper end of its guidance range of between $870 and $910 per ounce

2022 Budget Highlights

- For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $620 - $660 per ounce and total consolidated AISC of between $1,010 - $1,050 per ounce; consolidated cash operating costs per ounce and AISC per ounce are forecast to be higher than 2021 mainly due to higher budgeted prices for fuel, labour and other key consumables (attributable to the current inflationary environment), and a stronger budgeted Namibian dollar while the increase in AISC per ounce is also impacted by moderately higher planned sustaining capital expenditures
- Due to the timing of high-grade ore mining, consolidated gold production from the Company's three operating mines is expected to be significantly weighted to the second half of 2022; for the first half of 2022, consolidated gold production is forecast to be between 390,000 – 410,000 ounces, which is expected to increase significantly to between 560,000 – 590,000 ounces during the second half of 2022
- Following a very successful year for exploration in 2021, B2Gold is planning a year of aggressive exploration in 2022 with a budget of approximately $65 million (excluding Gramalote), including a record $29 million allocated to the Company's ongoing grassroots exploration programs
- An updated mineral resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2022
- Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $625 million in 2022, expected to be significantly weighted to the second half of 2022

Gold Production

Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold's thirteenth consecutive year of record annual total gold production. The Company's total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 – 1,040,737 ounces), near the top end of its revised guidance range (of between 1,015,000 – 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 – 1,030,000 ounces). Consolidated gold production from the Company's three operating mines was 987,595 ounces (2020 - 995,258 ounces), near the top end of the revised guidance range (of between 965,000 – 995,000 ounces) and exceeding the upper end of the original guidance range (of between 920,000 – 970,000 ounces), with solid performances from the Company's three mines (see "Operations" section below), including both the Masbate and Otjikoto mines achieving record annual gold production in 2021. In addition, the Fekola Mine achieved another strong year in 2021, producing 567,795 ounces of gold, near the top end of its revised guidance range (of between 560,000 and 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 and 560,000 ounces).

The Company is currently compiling its final cash operating costs and AISC results for 2021 and will release its fourth quarter and full-year 2021 financial results after the North American markets close on Tuesday, February 22, 2022. For full-year 2021, the Company's total consolidated cash operating costs are expected to be within its guidance range of between $500 and $540 per ounce and total consolidated AISC

are expected to be at the upper end of its guidance range of between $870 and $910 per ounce. The Company is still forecasting to meet its total consolidated cost per ounce guidance ranges even in the current inflationary cost environment, reflecting how well the Company's operating mines and their management teams performed in 2021.

For 2022, B2Gold remains well positioned for continued strong operational and financial performance. The Company's total gold production is forecast to be between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) in 2022, with total consolidated cash operating costs forecast to be between $620 - $660 per ounce and total consolidated AISC forecast to be between $1,010 - $1,050 per ounce. The Company's consolidated gold production from its three operating mines is forecast to be between 950,000 - 1,000,000 ounces in 2022, with consolidated cash operating costs forecast to be between $600 - $640 per ounce and consolidated AISC forecast to be between $1,000 - $1,040 per ounce. While the Company's 2022 production guidance does include estimated production from Cardinal, it does not include the potential upside to increase Fekola's gold production in 2022 from trucking material from the Anaconda area (comprised of the Menankoto Permit[1] and the Bantako North Permit) (see "2022 Production Outlook and Cost Guidance" section below).

The Company is monitoring the impact of sanctions on Mali announced by the Economic Community of West African States ("ECOWAS") on January 9, 2022, including closure of borders with Mali. These sanctions were in response to Mali's interim authorities' proposal of delaying elections to December 2025 instead of the previously agreed timeline of February 2022. Currently, the Fekola Mine continues to operate unimpeded and the Company expects to meet its 2022 production guidance for Fekola. The Fekola Mine appears well-positioned for any potential supply disruptions that might be caused by the border closures. The Company is in the search of alternative routings to bring in some critical supplies, if necessary. Fuel supplies are not affected by the sanctions and continue passing through the border with Senegal. Gold sales from the Fekola Mine are expected to continue on an ordinary course basis.

Sustainability

Safety

The Company's excellent safety performance reflects the Company's longstanding commitment to continuous safety improvement and goal of sending everyone HOME-SAFE after every shift/work rotation. The Company's LTIFR and Severity rates (lost time and restricted work) are in-line with best in class (top 5%) of the safest performing mining companies globally. While the Company's TRIFR rate remained unchanged from 2020, it remains 54% lower than the International Council on Mining and Metals group average (32 companies) and rests within the top 5% of the safest performing companies within that group.

For a sixth consecutive year, the Company maintained a fatality free workplace and once again either reduced or maintained its low injury frequency rates as follows:

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[1] Subject to the receipt of the new Menankoto Permit which the Company expects to be issued by the Mali Ministry of Mines and Petroleum in the near future.

o Lost time injury ("LTIFR"): 0.05 (16% reduction from 2020)
o Total recordable injury frequency rate ("TRIFR"): 0.27 (0% neutral from 2020)
o Severity: 3.46 (2% reduction from 2020)

Other notable safety performance highlights from 2021 include:

o Masbate operations surpassing 3 years and +20 million LTI free hours worked
o Otjikoto operations reducing TRIFR by 25%
o Exploration/Projects reducing LTIFR by 52%, TRIFR by 85% and Severity by 88%
o Continued successful management of COVID-19 through screening/testing and vaccination
o Zero occupational hygiene claims (illness/diseases) for a third consecutive year
o No fines or orders for non-compliance/violations of health and safety regulations for a fifth consecutive year
o Third-party OHS Performance Standards Audits conducted at both Fekola and Otjikoto operations, with improvements reported

In 2022, the Company will continue to focus attention on key prevention initiatives to further reduce injury to align with its goal of sending every B2Gold employee or contractor HOME-SAFE after each and every shift/work rotation.

Environmental, Social and Governance Commitment

B2Gold is committed to delivering positive impacts in environmental, social and governance ("ESG") with its many stakeholders. In 2021, as a result of the Company's culture of health and safety and support for the communities where it operates, B2Gold was able to successfully respond to the challenges posed by COVID-19, contributing to community resilience and sustained positive economic impacts in the countries where it operates. As vaccines became available, B2Gold worked with authorities to implement vaccination clinics all operations. Vaccinations, combined with ongoing workforce monitoring and testing measures, and continued modified work protocols including revised workplace schedules and arrangements, social distancing, and mask and hygiene policies, ensured the ongoing health and safety of our workforce and communities.

In addition to community investment and development initiatives that B2Gold supports across its global operations, the Company also supports social initiatives at home, in Canada. This is managed through the B2Gold Canadian CSR Fund established in 2019. This fund supports registered charities in the Metro Vancouver area that address social issues related to health, children, and vulnerable populations. In 2021, the Company donated CAD$1 million to organizations that align with these priorities, including CAD$100,000 to the Red Cross to support those affected by the British Columbia floods.

In 2021, B2Gold joined the World Gold Council ("WGC"), the global authority on the gold market comprised of the world's leading gold mining companies. B2Gold is in the first year of implementation of the WGC's Responsible Gold Mining Principles, a comprehensive framework that addresses key environmental, social and governance issues for the gold mining sector.

More information on B2Gold's ESG management and performance, as well as its safety performance and economic contributions across its operations can be found on the Company's website and in its annual responsible mining report, "Raising the Bar".

Gold Revenue

For full-year 2021, consolidated gold revenue was $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce, compared to $1.79 billion on sales of 1,006,455 ounces at an average realized gold price of $1,777 per ounce in 2020. The slight decrease in gold revenue of 1% ($0.03 billion) was 2% attributable to the decrease in gold ounces sold, partially offset by a 1% impact from the increase in the average realized gold price.

For the fourth quarter of 2021, consolidated gold revenue was $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce, compared to $480 million on sales of 256,655 ounces at an average realized gold price of $1,868 per ounce in the fourth quarter of 2020. The increase in gold revenue of 10% ($46 million) was 14% attributable to the increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 4% impact from the decrease in the average realized gold price.

Operations

Mine-by-mine gold production in the fourth quarter and full-year 2021 (including the Company's estimated 33% share of Calibre's production) was as follows:

Mine	Q4 2021 Gold Production (ounces)	Full-Year 2021 Gold Production (ounces)	Revised Full-Year 2021 Guidance Gold Production (ounces)	Original Full-Year 2021 Guidance Gold Production (ounces)
Fekola	163,539	567,795	560,000 - 570,000	530,000 - 560,000
Masbate	46,629	222,227	215,000 - 225,000	200,000 - 210,000
Otjikoto	78,681	197,573	190,000 - 200,000	190,000 - 200,000
B2Gold Consolidated [(1)]	**288,849**	**987,595**	**965,000 - 995,000**	**920,000 - 970,000**
Equity interest in Calibre [(2)]	**16,048**	**59,819**	**50,000 - 60,000**	**50,000 - 60,000**
Total	**304,897**	**1,047,414**	**1,015,000 - 1,055,000**	**970,000 - 1,030,000**

(1) "B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" – For 2021, represents the Company's approximate 33% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. On January 12, 2022, the Company's ownership interest in Calibre was diluted to 25% from 33%, as a result of Calibre's acquisition of Fiore Gold Ltd. B2Gold applies the equity method of accounting for its ownership interest in Calibre.

<u>Fekola Gold Mine – Mali</u>

The Fekola Mine in Mali achieved another strong year in 2021, producing 567,795 ounces of gold, near the top end of its revised guidance range (of between 560,000 and 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 and 560,000 ounces), due to significantly higher than budgeted mill throughput, partially offset by lower processed grade, as Fekola's low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of the significantly higher than budgeted processed tonnes. As expected, compared to the previous year of 2020, gold production was lower by 9% (54,723 ounces) as a result of the higher planned pre-stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed. In the fourth quarter of 2021, the Fekola Mine produced 163,539 ounces of gold, 2% above budget (3,539 ounces), and 3% (4,991 ounces) higher compared to the fourth quarter of 2020, mainly due to the higher mill throughput. In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production.

For full-year 2021, mill feed grade was 2.05 grams per tonne ("g/t") compared to budget of 2.32 g/t and 2.99 g/t in 2020; mill throughput was 9.14 million tonnes compared to budget of 7.75 million tonnes and 6.87 million tonnes in 2020; and gold recovery averaged 94.2% compared to budget of 94.0% and 94.3% in 2020. Throughout 2021, Fekola's processing facilities continued to significantly outperform (following the successful completion of the Fekola mill expansion in September 2020) resulting in record annual throughput of 9.14 million tonnes for 2021, 18% above budget and 33% higher than 2020, and record quarterly throughput of 2.41 million tonnes in the fourth quarter of 2021, 23% above budget and 20% higher than the fourth quarter of 2020. The higher than budgeted mill throughput for 2021 was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Based on the positive results noted throughout 2021, Fekola's annualized throughput rate is now expected to average approximately 9.0 million tonnes per annum ("Mtpa") (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite).

With the Fekola solar plant now 100% online (following the successful completion of the solar plant construction early in the second quarter of 2021), it is expected to reduce Fekola's Heavy Fuel Oil ("HFO") consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Fekola's solar power production to date indicates that the plant has the capacity to exceed initial power production estimates.

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit has been updated to include the Cardinal zone, located within 500 metres of the current Fekola resource pit (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Exploration drilling at Cardinal is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike. Initial mining operations at Cardinal have commenced and will continue to ramp up. To December 31, 2021, 164,340 tonnes at an average grade of 1.66 g/t have been mined at Cardinal. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years (based on Cardinal's inferred resource only) to Fekola's annual gold production.

Approximately 50,000 ounces is budgeted to be produced from the Cardinal zone in 2022 (these ounces are in the indicated mineral resource category and have been included in Fekola's 2022 annual production guidance). An updated mineral resource estimate is expected to be completed for the Cardinal zone in the first quarter of 2022.

For full-year 2021, Fekola's cash operating costs are expected to be at the upper end of the guidance range of between $405 and $445 per ounce and AISC are expected to be at the upper end of the guidance range of between $745 and $785 per ounce.

Menankoto Permit

B2Gold has reached an agreement in principle with the State of Mali in connection with the issuance of the Menankoto exploration permit (the "Menankoto Permit"). The Government of Mali has recently announced that it will grant a new exploration permit covering the same perimeter as the Menankoto Permit to a new Malian subsidiary of B2Gold. On December 28, 2021, the Government of Mali entered into a new mining convention with B2Gold's Malian subsidiary in respect of a new exploration permit covering the same perimeter as the Menankoto Permit. In addition, B2Gold has initiated the withdrawal of the arbitration proceedings that its Malian subsidiary, Menankoto SARL ("Menankoto"), commenced in June 2021 against the Republic of Mali under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States.

B2Gold expects that the new Menankoto Permit will be issued to its new Malian subsidiary shortly in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. The Company and the State of Mali are both pleased with this outcome and the process to reach this agreement, which was conducted in a fair and transparent manner and restores the Company's interest in the Menankoto Permit that it believes Menankoto was entitled to under its original extension application. Upon issuance of the new Menankoto Permit, the Company intends to resume its aggressive exploration drilling program on the Menankoto Permit area.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines had a record year in 2021, producing an annual record of 222,227 ounces of gold, near the top end of its revised guidance range (of between 215,000 and 225,000 ounces) and exceeding the upper end of its original guidance range (of between 200,000 and 210,000 ounces), due to higher than budgeted mill recoveries (11% above budget), partially offset by lower than budgeted mill throughput (5% below budget). In addition, Masbate's 2021 annual gold production was 9% (17,528 ounces) higher compared to 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in 2021. In the fourth quarter of 2021, the Masbate Mine produced 46,629 ounces of gold (Q4 2020 – 57,566 ounces), below budget by 10% (4,918 ounces), reflecting the fact that a portion of its budgeted fourth quarter production had been rescheduled and mined in the third quarter of 2021, as previously disclosed.

For full-year 2021, mill feed grade was 1.11 g/t compared to budget of 1.10 g/t and 1.00 g/t in 2020; mill throughput was 7.60 million tonnes compared to budget of 8.00 million tonnes and 7.76 million tonnes in 2020; and gold recovery averaged 81.6% compared to budget of 73.4% and 82.3% in 2020. Average gold recoveries were above budget in 2021 due to higher metallurgical recoveries than modelled and to mining a higher proportion of oxide ore than budgeted. Masbate's mill throughput was below budget in 2021 due to unplanned maintenance and repairs occurring mostly in the third quarter of 2021.

For full-year 2021, Masbate's cash operating costs are expected to be within the guidance range of between $650 and $690 per ounce and AISC are expected to be at or below the low end of the guidance range of between $955 and $995 per ounce.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia had a strong second half in 2021 and finish to the year, resulting in new quarterly and annual gold production records. For full-year 2021, the Otjikoto Mine produced an annual record of 197,573 ounces of gold, near the top end of its guidance range (of between 190,000 and 200,000 ounces), and 18% (29,532 ounces) higher compared to 2020. In the fourth quarter of 2021, the Otjikoto Mine produced a quarterly record of 78,681 ounces of gold, in-line with budget, and significantly higher by 96% (38,476 ounces) over the fourth quarter of 2020. As planned, with the completion of the pre-stripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto's gold production increased significantly in the second half of 2021, as mining reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021.

For full-year 2021, mill feed grade was 1.76 g/t compared to budget of 1.77 g/t and 1.52 g/t in 2020; mill throughput was 3.54 million tonnes compared to budget of 3.40 million tonnes and 3.51 million tonnes in 2020; and gold recovery averaged 98.6% compared to budget of 98.1% and 98.4% in 2020.

Development of the Wolfshag underground mine continues to progress with ore production expected to begin in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

For full-year 2021, Otjikoto's cash operating costs are expected to be within the guidance range of between $480 and $520 per ounce and AISC are expected to be at or above the upper end of the guidance range of $830 to $870 per ounce.

2022 Production Outlook and Cost Guidance

For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production forecast to be between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) and consolidated gold production from the Company's three operating mines forecast to be between 950,000 - 1,000,000 ounces, both comparable to 2021 production results (of total gold production of 1,047,414 ounces and consolidated gold production of 987,595 ounces in 2021). Fekola's 2022 gold production forecast (of between 570,000 – 600,000 ounces) does not include

the potential upside to increase Fekola's gold production by trucking material from the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit). In addition, the Company's projected attributable gold production from Calibre (of 40,000 – 50,000 ounces) in 2022 only includes the Company's share (25%) of production projected from Calibre's Nicaraguan operations and does not yet include production estimates for Calibre's recently acquired Nevada operations. Calibre will provide updated full-year 2022 production and cost guidance incorporating its Nevada operations in the second quarter of 2022.

For 2022, the Company's total cash operating costs (including estimated attributable results for Calibre) are forecast to be between $620 - $660 per ounce (compared to 2021 guidance of between $500 - $540 per ounce) and total AISC (including estimated attributable results for Calibre) are forecast to be between $1,010 - $1,050 per ounce (compared to 2021 guidance of between $870 - $910 per ounce). The Company's consolidated cash operating costs from its three operating mines are forecast to be between $600 - $640 per ounce (compared to 2021 guidance of between $480 - $520 per ounce) and consolidated AISC are forecast to be between $1,000 - $1,040 per ounce (compared to 2021 guidance of between $860 - $900 per ounce). The budgeted increase in the Company's consolidated cash operating costs per ounce and AISC per ounce for 2022 (compared to 2021 guidance) reflects higher budgeted prices for fuel, labour and other key consumables across all operations (attributable to the current inflationary cost environment) and a stronger budgeted Namibian dollar while the increase in AISC per ounce is also impacted by higher budgeted sustaining capital expenditures (including $10 million budgeted for a Tailings Storage Facility raise at Fekola and $10 million budgeted for an added powerhouse plant generator at Masbate).

As a result of the timing of high-grade ore mining at both the Fekola and Otjikoto mines, the Company's consolidated gold production is expected to be significantly weighted to the second half of 2022, when mining is scheduled to reach the higher grade portions of Phase 6 of the Fekola Pit and Phase 3 of the Otjikoto Pit. In addition, high-grade ore production is expected to ramp up at both the Cardinal zone at Fekola and Wolfshag underground mine at Otjikoto in the second half of 2022, following their development in the first half of 2022. For the first half of 2022, consolidated gold production is expected to be between 390,000 – 410,000 ounces, which is expected to increase significantly to between 560,000 – 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $760 - $800 per ounce in the first half of 2022, before significantly improving to between $490 - $530 per ounce during the second half of 2022. In addition, consolidated AISC are expected to be between $1,250 - $1,290 per ounce in the first half of 2022 before significantly improving to between $820 - $860 per ounce during the second half of 2022.

Mine-by-mine 2022 ranges (including the Company's approximate 25% share of Calibre's El Limon and La Libertad mines) for forecast gold production, cash operating costs per ounce and AISC per ounce are presented in the tables below.

Mine	First-Half 2022 Forecast Gold Production (ounces)	Second-Half 2022 Forecast Gold Production (ounces)	Full-year 2022 Forecast Gold Production (ounces)
Fekola	220,000 - 230,000	350,000 - 370,000	570,000 - 600,000
Masbate	105,000 - 110,000	100,000 - 105,000	205,000 - 215,000
Otjikoto	65,000 - 70,000	110,000 - 115,000	175,000 - 185,000
B2Gold Consolidated [(1)]	**390,000 –410,000**	**560,000 – 590,000**	**950,000 – 1,000,000**
Equity interest in Calibre [(2)]	**20,000 - 25,000**	**20,000 - 25,000**	**40,000 - 50,000**
Total	**410,000 – 435,000**	**580,000 – 615,000**	**990,000 – 1,050,000**

(1) "B2Gold consolidated" forecasts are all presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" – For 2022, represents the Company's approximate 25% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. Calibre's forecast gold production is assumed to occur evenly over 2022. On January 12, 2022, the Company's ownership interest in Calibre was diluted to 25% from 33%, as a result of Calibre's acquisition of Fiore Gold Ltd. The Company's 25% share of Calibre's 2022 forecast gold production does not yet include production estimates for Calibre's recently acquired Nevada operations. Calibre will provide updated full-year 2022 production and cost guidance incorporating the Nevada operations in the second quarter of 2022.

Mine	First-Half 2022 Forecast Cash Operating Costs ($ per ounce produced)	Second-Half 2022 Forecast Cash Operating Costs ($ per ounce produced)	Full-year 2022 Forecast Cash Operating Costs ($ per ounce produced)
Fekola	$720 - $760	$380 - $420	$510 - $550
Masbate	$730 - $770	$760 - $800	$740 - $780
Otjikoto	$960 - $1,000	$620 - $660	$740 - $780
B2Gold Consolidated	**$760 - $800**	**$490 - $530**	**$600 - $640**
Equity interest in Calibre [(1)]	**$970 - $1,070**	**$970 - $1,070**	**$970 - $1,070**
Total	**$780 - $820**	**$510 - $550**	**$620 - $660**

(1) Calibre's 2022 forecast cash operating costs are assumed to be consistent throughout 2022.

Mine	First-Half 2022 Forecast AISC ($ per ounce sold)	Second-Half 2022 Forecast AISC ($ per ounce sold)	Full-year 2022 Forecast AISC ($ per ounce sold)
Fekola	$1,140 - $1,180	$660 - $700	$840 - $880
Masbate	$1,120 - $1,160	$1,020 - $1,060	$1,070 - $1,110
Otjikoto	$1,460 - $1,500	$930 - $970	$1,120 - $1,160
B2Gold Consolidated	**$1,250 - $1,290**	**$820 - $860**	**$1,000 - $1,040**
Equity interest in Calibre [(1)]	**$1,100 - $1,200**	**$1,100 - $1,200**	**$1,100 - $1,200**
Total	**$1,240 - $1,280**	**$830 - $870**	**$1,010 - $1,050**

(1) Calibre's 2022 forecast AISC are assumed to be consistent throughout 2022.

Fekola Gold Mine - Mali

The low-cost Fekola Mine in Mali is expected to produce between 570,000 - 600,000 ounces of gold in 2022 at cash operating costs of between $510 - $550 per ounce and AISC of between $840 - $880 per ounce. Fekola's gold production is budgeted to be higher in 2022 (compared to 567,795 ounces produced in 2021) due to the optimization of the mining sequence to provide earlier access to high-grade ore from Phase 6 of the Fekola Pit as well as to ramping up mining operations at the Cardinal zone (fully permitted and located within 500 metres of the current Fekola resource pit) primarily in the second half of 2022. Approximately 50,000 ounces is budgeted to be produced from the Cardinal zone in 2022 (and has been included in Fekola's 2022 annual production guidance). The potential to truck material from the nearby Anaconda area in 2022 (comprised of the Menankoto Permit and the Bantako North Permit) is currently being developed and is not included in Fekola's 2022 production guidance. The Fekola Mine has not included the Mineral Resources from the Anaconda area in the current Fekola life of mine plan. The Bantako North Permit area (wholly owned and which permit was recently renewed for an additional 3-year term) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North Permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold's 20% partner at the Fekola Mine.

The budgeted increase in Fekola's AISC for 2022 (compared to 2021 guidance of between $745 - $785 per ounce) mainly reflects higher budgeted prices for fuel, equipment components and other key consumables (attributable to the current inflationary cost environment), higher budgeted ongoing COVID-19 related labour and medical costs, higher budgeted mining costs for Cardinal, and higher budgeted sustaining capital expenditures (including $10 million budgeted for a Tailings Storage Facility raise).

For 2022, the Fekola Mine is budgeted to process a total of 9.00 million tonnes of ore at an average grade of 2.15 g/t with process gold recovery of 94.7%. With Phase 5 of the Fekola Pit completed in December 2021, ore in 2022 is scheduled to be sourced from Phase 6 of the Fekola Pit and the Cardinal zone together with existing stockpiles. As a result of the planned pre-stripping and lower mined ore grades in the first half of 2022, as Phase 6 of the Fekola Pit continues to be developed and Cardinal comes online, production is

expected to be significantly weighted to the second half of 2022 when mining reaches the higher grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. For the first half of 2022, Fekola's gold production is expected to be between 220,000 – 230,000 ounces, which is expected to increase significantly to between 350,000 – 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of pre-stripping, Fekola's cash operating costs are expected to be between $720 - $760 per ounce in the first half of 2022, before significantly improving to between $380 - $420 per ounce during the second half of 2022. In addition, Fekola's AISC are expected to be between $1,140 - $1,180 per ounce in the first half of 2022, before significantly improving to between $660 - $700 per ounce during the second half of 2022.

Sustaining capital costs in 2022 at the Fekola Mine are budgeted to total $98 million, including $43 million for pre-stripping (primarily for the continued development of Phase 6 of the Fekola Pit), $20 million for mobile equipment rebuilds, $10 million for construction of a Tailings Storage Facility raise, $6 million for power plant engine rebuilds, and $5 million for process plant equipment replacements. Non-sustaining capital costs are budgeted to total $19 million which includes $11 million in equipment purchases for the Cardinal project, and $6 million in future Tailings Storage Facility site study and construction costs.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines is expected to produce between 205,000 - 215,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,070 - $1,110 per ounce. For 2022, Masbate is budgeted to process a total of 7.68 million tonnes of ore at an average grade of 1.09 g/t with process gold recovery of 77.5%. Mill feed is budgeted to consist primarily of fresh ore (98.5%), sourced from the Main Vein Pit (Stages 4, 6, and 7) and the Montana Pit (which is expected to be completed in the first half of 2022). Masbate's gold production is scheduled to be relatively consistent throughout 2022. The budgeted increase in Masbate's AISC for 2022 (compared to 2021 guidance of between $955 - $995 per ounce) mainly reflects higher budgeted fuel costs and sustaining capital expenditures (mainly due to the planned addition of a powerhouse plant generator budgeted for approximately $10 million).

Sustaining capital costs in 2022 at the Masbate Mine are budgeted to total $39 million, including $13 million for process and power plant equipment, $7 million for scheduled mine equipment rebuilds, $7 million for mine equipment replacements, $5 million for tailings storage facility related costs, and $1 million for capitalized pre-stripping. Non-sustaining capital costs are budgeted to total $13 million which consist mostly of land purchase related costs.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia is expected to produce between 175,000 - 185,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,120 - $1,160 per ounce. Otjikoto's gold production is budgeted to be lower in 2022 (compared to Otjikoto's record annual gold production of 197,573 ounces in 2021) as lower grade ore is anticipated to be processed in 2022 following the planned completion of mining at the higher grade Wolfshag Pit in the first quarter of 2022. The budgeted increase in Otjikoto's AISC for 2022 (compared to 2021 guidance of between $830 - $870 per ounce)

mainly reflects higher budgeted prices for fuel, labour and other key consumables (attributable to the current inflationary cost environment), a stronger budgeted Namibian dollar and lower budgeted gold production.

For 2022, Otjikoto is budgeted to process a total of 3.40 million tonnes of ore at an average grade of 1.68 g/t with process gold recovery of 98.0%. In the first half of 2022, processed ore is expected to be sourced from Phase 3 of the Wolfshag Pit (scheduled to be completed in the first quarter of 2022) and Phase 3 of the Otjikoto Pit, supplemented by medium and high-grade ore stockpiles, expected to result in an average head grade of approximately 1.26 g/t. In the second half of 2022, head grade is expected to increase and average approximately 2.10 g/t, when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and high-grade ore production ramps up at the Wolfshag underground mine. Development of the Wolfshag underground mine continues to progress with ore production expected to begin in the first half of 2022. As a result of this timing of high-grade ore mining, Otjikoto's gold production is expected to be significantly weighted to the second half of 2022. For the first half of 2022, Otjikoto's gold production is expected to be between 65,000 – 70,000 ounces, which is expected to increase significantly to between 110,000 – 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of pre-stripping, Otjikoto's cash operating costs are expected to be between $960 - $1,000 per ounce in the first half of 2022, before significantly improving to between $620 - $660 per ounce during the second half of 2022. In addition, Otjikoto's AISC are expected to be between $1,460 - $1,500 per ounce in the first half of 2022, before significantly improving to between $930 - $970 per ounce during the second half of 2022.

Sustaining capital costs in 2022 at the Otjikoto Mine are budgeted to total $49 million, including $38 million for capitalized pre-stripping and underground development and $10 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs are budgeted to total $28 million, including $22 million for development of the Wolfshag underground project and $5 million for a connection to the national power grid, originally planned for 2020 and delayed due to the COVID-19 pandemic. The connection to the national power grid is expected to be online in August 2022.

2022 Development Guidance

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

Currently under review by B2Gold and its partner, AngloGold Ashanti Limited ("AGA"), is the 2022 budget for the Gramalote Project in Colombia which will fund the Gramalote Feasibility Study optimization, exploration, community support, continued advancement of key social initiatives and compliance with regulatory and Environmental Impact Assessment requirements. A separate construction budget is expected to be developed subsequently upon a positive (optimized) Gramalote Feasibility Study and construction decision.

Following a review of Gramalote's feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AGA studies) and further optimizing

project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

Fekola Regional Development

In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit). Saprolite ore could be mined and hauled to Fekola as early as late 2022. The budget includes $12 million for mining fleet and haulage equipment, $6 million for roads infrastructure and earthworks, $2 million for buildings and $3 million for project management and engineering costs. The balance of the $33 million budget relates mainly to other general construction costs.

2022 Exploration Guidance

B2Gold is planning another year of aggressive exploration in 2022 with a budget of approximately $65 million (excludes drilling included in the Gramalote Project budget).

Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions.

West African Exploration

In 2022, approximately $27 million is budgeted to be spent on exploration in Mali, focusing on the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit), Cardinal/FMZ, Fekola Deeps and Fekola North. A total of 112,500 meters of diamond and reverse circulation drilling is planned.

The Company plans to continue focusing on upgrading and expanding the existing saprolite Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces for the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit). An updated Mineral Resource estimate based on the completed 2021 drill program is expected in the first quarter of 2022 and will feed into engineering studies currently underway. This new resource estimate will also include an initial Mineral Resource estimate for the sulphide material below the saprolite. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022.

Closer to Fekola, an updated Mineral Resource estimate for the Cardinal zone is expected to be completed in the first quarter of 2022. This will enhance production of ore which is being mined and processed at the Fekola plant. Drilling down plunge of the high-grade portions of the Cardinal zone in 2021 has been successful and will be continued in 2022.

Deeper drilling beneath and down plunge of the Fekola open pit is planned to follow high grade shoots that could potentially be amenable to mining underground. The Company will also continue to track the main Fekola structure north of the existing open pit.

A total of $2 million is planned for the Company's newly acquired early stage permits in Cote d'Ivoire. leveraging off the considerable geological experience gained at Fekola.

Masbate Exploration

The Masbate exploration budget for 2022 is approximately $6 million, including approximately 10,200 metres of drilling. The 2022 exploration program will be mainly focused on the Dabu and Main Vein zones at Masbate, converting inferred mineral resource areas below existing design pits to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Namibia Exploration

The total exploration budget for Namibia in 2022 is approximately $4 million. Exploration in 2022 will include 12,320 metres of diamond drilling and 5,400 metres of RAB drilling at the Otjikoto Project. The majority of the diamond drilling will continue to target the extension of the existing Wolfshag underground mineral resource area and a new zone located parallel to and east of Wolfshag.

Grassroots Exploration

B2Gold has allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan, Zimbabwe and several new regions.

In Finland, the Company has allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources' Ikarri discovery trends directly onto the joint venture ground. This trend coincides with B2Gold's base-of-till ("BOT") drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and will be followed up in 2022, with 11,600 metres planned.

In Uzbekistan, the Company has allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. Reverse circulation and diamond drilling were carried out on some of these targets in 2021. Some of these targets will be followed up in 2022, as well ongoing drill testing of remaining and new targets. A total of 32,700 metres of diamond and RC drilling has been planned.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

Outlook

The Company is pleased with its fourth quarter and full-year 2021 gold production results and production and budget guidance for 2022 as outlined in this news release. Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold's thirteenth consecutive year of record annual total gold production. The Company's total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 – 1,040,737 ounces), near the top end of its revised guidance range (of between 1,015,000 – 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 – 1,030,000 ounces). The Company is currently compiling its final cash operating costs and AISC results for 2021 and will release its fourth quarter and full-year 2021 financial results after the North American markets close on Tuesday, February 22, 2022. For full-year 2021, the Company's total consolidated cash operating costs are expected to be within its guidance range of between $500 and $540 per ounce and total consolidated AISC are expected to be at the upper end of its guidance range of between $870 and $910 per ounce.

Looking forward to 2022, B2Gold remains well positioned for continued strong operational and financial performance. The Company's total gold production is forecast to be between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) in 2022, with total consolidated cash operating costs forecast to be between $620 - $660 per ounce and total consolidated AISC forecast to be between $1,010 - $1,050 per ounce.

The Company's ongoing strategy is to continue to maximize continuing profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Management Appointment

The Company is pleased to announce the promotion of Bill Lytle to the position of Senior Vice President and Chief Operating Officer, effective December 10, 2021. Bill originally joined B2Gold in 2010 as Vice President of Environmental, Health, Safety and Permitting, and has advanced through a number of strategic and operational leadership roles, most recently serving as Senior Vice President, Operations. Bill has been a valued member of the senior executive team ensuring B2Gold delivers on its business strategy with regards to operations, as well as overseeing the Company's Sustainability, HSE, Supply Chain and Information Technology functions, which will continue to report to him, together with Mine Engineering, Metallurgy, Maintenance and Projects.

Fourth Quarter and Year-end 2021 Financial Results - Conference Call/Webcast Details

B2Gold will release its fourth quarter and year-end 2021 financial results after the North American markets close on Tuesday, February 22, 2022.

B2Gold executives will host a conference call to discuss the results on Wednesday, February 23, 2022, at 10:00am PST/1:00pm EST. You may access the call by dialing the operator at +1 (778) 383-7413

(Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (North American toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (North America toll free) (passcode 062821 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $625 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well

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positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated cash operating costs for 2021 being between $500 and $540 per ounce and at AISC of between $870 and $910 per ounce; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the Fekola mill being expected to run at an annualized throughput rate of approximately 9.0 Mtpa (over the long-term); issuance of the Menankoto Permit in the near future; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area and for the Bantako North permit area to provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill starting in 2022; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile; the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2022; the completion of an updated mineral resource estimate on the Cardinal zone in the first quarter of 2022; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the first half of 2022; the completion of the Gramalote Feasibility Study and the results therein, and a construction decision to be made shortly thereafter; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to

attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.